UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______to_______

Commission File Number: 001-37552

WillScot Mobile Mini 401(k) Plan
(Full title of the Plan)

(Name of the issuer of the securities held pursuant to the Plan)

4646 E VAN BUREN ST., SUITE 400
PHOENIX, ARIZONA 85008
(Address of principal executive office of the issuer)

WILLSCOT MOBILE MINI 401(k) PLAN
Financial Statements and Supplemental Schedule
As of December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WillScot Mobile Mini Holdings Corp. Retirement Plan Committee and Plan Participants
WillScot Mobile Mini 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the WillScot Mobile Mini 401(k) Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2020.

Owings Mills, Maryland
June 23, 2023

10200 Grand Central Avenue · Suite 250 · Owings Mills · Maryland 21117 · P 410.584.0060 · F 410.584.0061

WillScot Mobile Mini 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets
Investments - at fair value, participant directed	$192,530,493	$207,746,250
Investments - at contract value, participant directed	—	5,158,985
Notes receivable from participants	5,321,107	4,355,709
Employer contributions receivable	507,107	353,371
Net Assets Available for Benefits	$198,358,707	$217,614,315

The accompanying notes are an integral part of these financial statements.

WillScot Mobile Mini 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2022
Investment income (loss):
Net depreciation in fair value of investments	$(43,221,560)
Interest and dividends	6,811,313
Total investment loss	(36,410,247)

Interest income on notes receivable from participants	225,391

Contributions:
Employer	13,419,929
Participants	23,035,738
Rollovers	3,668,549
Total Contributions	40,124,216
Total	3,939,360

Benefits paid to participants	(22,610,862)
Administrative expenses	(584,106)
Total	(23,194,968)

Net decrease	(19,255,608)
Net Assets Available for Benefits, Beginning of Year	217,614,315
Net Assets Available for Benefits, End of Year	$198,358,707

The accompanying notes are an integral part of this financial statement.

WillScot Mobile Mini 401(k) Plan
Notes to the Financial Statements
NOTE 1 - Description of Plan
General
The WillScot Mobile Mini 401(k) Plan (the "Plan") is a defined contribution plan sponsored by Williams Scotsman, Inc. (the "Company" or the "Plan Sponsor"). The Plan covers substantially all employees of the Company and of Mobile Mini, Inc., who meet certain employment requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company is the Plan Administrator. The WillScot Mobile Mini Holdings Corp. Retirement Plan Committee (the "Committee") determines the appropriateness of the Plan's investment offerings, monitors investment performance, and reports to the Company.
On July 1, 2020, WillScot Corporation ("WillScot"), and Mobile Mini, Inc. ("Mobile Mini") merged (the "Merger"). Immediately following the Merger, WillScot changed its name to WillScot Mobile Mini Holdings Corp. As a part of the Merger with WillScot, the Mobile Mini, Inc. Profit Sharing Plan and Trust (the "Mobile Mini Plan") was merged into the Williams Scotsman, Inc. 401(k) Plan (the "Williams Scotsman Plan"), which was renamed to be known as the WillScot Mobile Mini 401(k) Plan.
The following is a brief description of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
Contributions
Each year, participants may contribute to the Plan up to 90% of eligible compensation and up to 100% of the participants' performance bonuses as pre-tax and/or Roth contributions, as described in the Plan document and subject to Internal Revenue Code (the "IRC") limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants are not permitted to make after-tax contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. In the absence of direction from the participant, the account is invested in an age-appropriate target date fund.
All eligible employees, as defined in the Plan, may begin contributing to the Plan after one month of employment. All newly eligible employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation following an election period during which the employee may either opt out of the Plan or choose a salary deferral percentage in the manner prescribed by the Plan Administrator. Unless the participant elects otherwise, participants who are automatically enrolled in the Plan have their deferral rate automatically increase by 1% each year to a maximum rate of 6%.
The Company makes a matching contribution equal to 100% of the first 3% of employees' contributions and 50% of the next 3% of participants' contributions. The matching Company contribution can be invested into various investment options offered by the Plan at participant's discretion. The Company may also make a non-elective contribution, which is allocated to each eligible participant in the same ratio that each eligible participant's compensation for the Plan year bears to the total compensation of all eligible participants for the Plan year. During the year ended December 31, 2022, the Company did not make a non-elective contribution to the Plan. Contributions are subject to certain Internal Revenue Service ("IRS") limitations.
Participant Accounts
Each participant's account is credited with the participant's contributions and Company matching contributions, as well as allocations of the Company's non-elective contributions and Plan earnings or losses. Participant accounts are charged with an allocation of plan administrative expenses. Allocations are based on participant's earnings, account balances, or specific participant transactions, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their rollover contributions, after-tax contributions, qualified non-elective contributions, deferral contributions, and any earnings thereon. Generally, participants become fully vested with respect to employer contributions upon completion of three years of service as defined in the Plan document.
Forfeited Accounts
As of December 31, 2022 and 2021, forfeited non-vested accounts were $38,521 and $132,602, respectively. Forfeitures are retained in the Plan and are first used to pay administrative expenses. Remaining amounts reduce future employer contributions. In 2022, $386,273 was used to offset Company contributions and $49,638 was used to offset Plan expenses.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance less the highest outstanding loan balance during the prior twelve-month period. Each participant is only allowed to apply for one loan each year and have only one loan outstanding at any given time. The loans are secured by the balance in the participant's account. Loan terms range from five years up to 10 years for the purchase of a principal residence. All loans bear a reasonable rate of interest as determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid through payroll deductions.
Benefit Payments
Participants or their beneficiaries are eligible for distributions upon termination, retirement, disability, or death. Participants have the right to designate the method of payment of retirement benefits within the limitations specified in the Plan. Participants are also eligible for certain types of in-service withdrawals specified in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.
Plan Termination
The Company reserves the right to terminate the Plan at any time by taking appropriate action as circumstances may dictate. In the event of Plan termination, each participant will become 100% vested in their accounts. The Plan Administrator will facilitate the distribution of account balances in single lump sum payments to each participant in accordance with plan provisions until all assets have been distributed.
Administrative Expenses
Administrative expenses consist of but are not limited to recordkeeping, accounting, legal and trustee services. General plan administrative expenses are paid from participant accounts. Participants are responsible for a loan setup fee of $75 and an annual loan maintenance fee of $25.

NOTE 2 - Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan's valuation policies utilizing information provided by the Plan's investment advisory and the Trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Contributions
Participant contributions are recorded in the period that the Company makes payroll deductions from eligible Plan participants. Employer contributions are recognized in the period in which they become obligations of the Company.
Payment of Benefits
Benefits and withdrawals are recorded when paid.

Administrative Expenses
Expenses of maintaining the Plan are paid by the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation/(deprecation) of fair value of investments.

NOTE 3 - Investments
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.
Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; and
•inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2022 and 2021.
•Mutual funds: Valued at the daily closing price as reporting by the fund. Mutual funds held by the Plan are open-end mutual funds registered with the US Securities Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
•Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
•Commingled pooled accounts/Collective investments trusts: Valued at NAV of the underlying investments by the issuer of the funds based on the fund managers’ estimate of the individual closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer. The collective trust funds' estimated value is NAV, exclusive of the adjustment to contract value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, which the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2022 and 2021:

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$183,381,491	$—	$—	$183,381,491
WillScot Mobile Mini Holdings Corp. common stock fund	3,287,507	—	—	3,287,507
Total assets in the fair value hierarchy	$186,668,998	$—	$—	186,668,998
Investments measured at net asset value(a)
Comingled pool accounts				5,415,199
Collective investment trusts				446,296
Total assets measured at fair value				$192,530,493

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$204,789,321	$—	$—	$204,789,321
WillScot Mobile Mini Holdings Corp. common stock fund	2,956,929	—	—	2,956,929
Total assets measured at fair value	$207,746,250	$—	$—	$207,746,250

(a)
In accordance with Subtopic 820-10 of ASC 820, Fair Value Measurement, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Plan invests in the Fidelity Managed Income Portfolio (the "Portfolio") and the Morley Stable Value Fund (the "MSV Fund"). The Portfolio is a comingled pool dedicated exclusively to the management of the assets of employee benefit plans, with the primary objective to seek the preservation of capital while providing income over time that is consistent with the preservation of capital. The MSV Fund is a collective investment trust that seeks to provide preservation of capital, stable returns and a low risk profile.
Fair Value of Investments in Entities that Use NAV
The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2022 and 2021:

Investment	2022	2021	Unfunded Commitment	Redemption frequency (if currently eligible)	Redemption Notice Period
Fidelity Managed Income Portfolio (a)	$5,415,199	$—	None	Daily	None
Morley Stable Value Fund (b)	$446,296	$—	None	Daily	None

(a)	To achieve its investment objective, the Portfolio invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into “wrap” contracts issued by third-parties, and invests in cash equivalents represented by shares in money market funds.
(b)	The MSV seeks to achieve this objective by investing primarily in a variety of high quality stable value investment contracts (the performance of which may be predicated on underlying fixed income securities), as well as cash and cash equivalents.
Transfers Between Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. There were no transfers into or out of Level 3 during 2022 or 2021.

NOTE 4 - Parties in Interest and Related Party Transactions
The Plan holds investments in common stock of WillScot Mobile Mini Holding Corp., the ultimate parent of the Plan Sponsor, and in funds managed by affiliates of Fidelity Management Trust Company ("Fidelity"), the custodial trustee of the Plan. Income on investments in Fidelity funds are at the same rates as non-affiliated holders of these securities and, as such, these transactions qualify as exempt party-in-interest.

NOTE 5 - Income Tax Status
The Plan was designed using a pre-approved plan document which received an opinion letter from the IRS dated June 30, 2020, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS and state jurisdictions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.

NOTE 6 - Subsequent Events
The Plan Sponsor evaluated the accompanying financial statements for subsequent events and transactions and has determined that no material subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.

WillScot Mobile Mini 401(k) Plan
Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
As of December 31, 2022
EIN: 52-0665775, Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of issue	Description of investments	Current value
	Mutual Funds
	American Funds	American Funds New Perspective R6 Fund	$1,834,649
	DFA	DFA Global Allocation 60/40 Portfolio	178,561
	DFA	DFA International Core Equity Portfolio Institutional Class	2,328,971
	DFA	DFA U.S. Targeted Value Portfolio Institutional Class	1,173,703
*	Fidelity	Fidelity 500 Index	11,277,765
*	Fidelity	Fidelity Contrafund R6 Fund	3,241,504
*	Fidelity	Fidelity Mid Cap Index Fund	3,542,717
*	Fidelity	Fidelity Real Estate Index	451,964
*	Fidelity	Fidelity Small Cap Index	1,455,936
*	Fidelity	Fidelity Total International Index	993,214
	Invesco	Invesco Developing Markets R6 Fund	1,297,368
	John Hancock	John Hancock Disciplined Value Mid-Cap Fund	1,057,698
	Metropolitan West	Metropolitan West Total Return Bond Fund	2,834,968
	T. Rowe Price	T. Rowe Price Growth Stock Fund	3,215,143
	T. Rowe Price	T. Rowe Price Small-Cap Stock Fund	1,536,484
	Vanguard	Vanguard Equity Income Fund Admiral Shares	3,004,833
	Vanguard	Vanguard Intermediate-Term Investment-Grade Fund Admiral Shares	1,439,056
	Vanguard	Vanguard Target Retirement Income Fund	1,781,067
	Vanguard	Vanguard Target Retirement 2020 Fund Investor Shares	5,670,093
	Vanguard	Vanguard Target Retirement 2025 Fund Investor Shares	20,655,881
	Vanguard	Vanguard Target Retirement 2030 Fund Investor Shares	22,513,836
	Vanguard	Vanguard Target Retirement 2035 Fund Investor Shares	26,570,256
	Vanguard	Vanguard Target Retirement 2040 Fund Investor Shares	18,573,441
	Vanguard	Vanguard Target Retirement 2045 Fund Investor Shares	17,676,984
	Vanguard	Vanguard Target Retirement 2050 Fund Investor Shares	15,150,863
	Vanguard	Vanguard Target Retirement 2055 Fund Investor Shares	8,695,920
	Vanguard	Vanguard Target Retirement 2060 Fund Investor Shares	4,307,646
	Vanguard	Vanguard Target Retirement 2065 Fund Investor Shares	917,991
	Vanguard	Vanguard Target Retirement 2070 Fund Investor Shares	2,979
	Total Mutual Funds		183,381,491

	Stable Value Funds
*	Fidelity	Fidelity Managed Income Portfolio Class 2	5,415,199
	Morley	Morley Stable Value	446,296
	Total Stable Value Funds		5,861,495

	Common Stock
*	WillScot Mobile Mini Holdings Corp	WillScot Mobile Mini Holdings Corp Common Stock Fund	3,287,507
*	Participants	Participant Loans**	5,321,107
	Total Investments at Fair Value		$197,851,600
(d) Historical cost is omitted as all investments are participant directed.
* Indicates a party-in-interest in the Plan.
** Interest rates range from 4.25% through 8.00%; maturity dates range from 2023 through 2032.

EXHIBIT INDEX
Exhibit filed with Form 11-K for the year ended December 31, 2022:

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WillScot Mobile Mini 401(k) Plan

Date: June 23, 2023
/s/ Hezron Timothy Lopez
Hezron Timothy Lopez
Executive Vice President, Chief Legal and Compliance Officer & ESG